FORM 4

☐ **Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).**

Print or Type Responses

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB APPROVAL
OMB Number: 3235-0287
Expires: January 31, 2005
Estimated average burden hours per response. 0.5

1. Name and Address of Reporting Person*
Jones, Don H.
(Last) (First) (Middle)
360 E. Jackson St.
(Street)
Medford, OR 97501
(City) (State) (Zip)

2. Issuer Name and Ticker or Trading Symbol
Lithia Motors, Inc. LAD

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
03/13/2003

5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
______ Director
______ 10% Owner
__X__ Officer (give title below)
______ Other (specify below)
Senior Vice President, Retail Operations

7. Individual or Joint/Group Filing (Check Applicable Line)
_X_ Form filed by One Reporting Person
___ Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8) Code	V	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) Amount	(A) or (D)	Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Class A Common	03/11/2003		P		3,000.00	A	$11.00	18,827.00	D	
Class A Common								7,504.00	I	By 401(k)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Over)
SEC 1474 (9-02)

FORM 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4.Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Stock Option (1996) (ISO) (right to buy)	$3.02							(1)	04/05/2004	Class A Common	8,220.00		8,220.00	D	
Stock Option (1997) (NQ) (right to buy)	$1.00							(2)	12/31/2005	Class A Common	3,636.00		3,636.00	D	
Stock Option (1998) (ISO) (right to buy)	$14.75							01/01/2003	12/31/2005	Class A Common	4,000.00		4,000.00	D	
Stock Option (1998) (NQ) (right to buy)	$1.00							(2)	12/31/2008	Class A Common	1,935.00		1,935.00	D	
Stock Option (1999) (ISO) (right to buy)	$16.50							01/01/2004	01/01/2009	Class A Common	4,000.00		4,000.00	D	
Stock Option (2000) (ISO) (right to buy)	$16.75							01/06/2005	01/06/2010	Class A Common	4,000.00		4,000.00	D	
Stock Option (2000a) (ISO) (right ot buy)	$16.75							(3)	01/06/2010	Class A Common	14,446.00		14,446.00	D	
Stock Option (2000c) (NQ) (right to buy)	$16.75							(4)	01/06/2010	Class A Common	5,554.00		5,554.00	D	
Stock Option (2001iso) (right to buy)	$19.24							12/26/2006	12/26/2011	Class A Common	5,197.00		5,197.00	D	

Explanation of Responses:

See attached statement

03/13/2003

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,

    see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.

** Signature of Reporting Person

Date

Cliff E. Spencer, Attorney in Fact for Don H. Jones

Page 2

FORM 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(*e.g.*, **puts, calls, warrants, options, convertible securities**)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4.Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Stock Option (2002iso) (right to buy)	$15.13							12/26/2007	12/26/2012	**Class A Common**	6,609.00		6,609.00	D	
Stock Option (2002nq) (right to buy)	$15.13							12/26/2007	12/26/2012	**Class A Common**	1,391.00		1,391.00	D	
Stock Option (2001) (NQ) (right to buy)	$1.00							12/26/2005	12/26/2010	**Class A Common**	8,000.00		8,000.00	D	
Stock Option (2001nq) (right to buy)	$19.24							12/26/2006	12/26/2011	**Class A Common**	2,803.00		2,803.00	D	

Explanation of Responses:

See attached statement

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
       see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.

/s/ Cliff E. Spencer

** Signature of Reporting Person

**Cliff E. Spencer, Attorney in Fact for
Don H. Jones**

03/13/2003

Date

Page 2

Jones, Don H.

360 E. Jackson St.

Medford, OR 97501

Explanation of responses:

(1)   **Beginning on the1st anniversary of the grant date, the options vest as to 20% of the total grant on each of the 1st through the 5th anniversaries.**

(2)   **The options vest as to 20% of the total grant on the date of grant and 20% each anniversary date thereafter.**

(3)   **The option vests as follows: 4,000 on 1/6/01; 4,000 on 1/6/02; 2,447 on 1/6/03; 2,029 on 1/6/04 and 1,970 on 1/6/05**

(4)   **The options vest as follows: 1,553 on 1/6/03; 1,971 on 1/6/04; and 2,030 on 1/6/05**